June 27, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Howard Midstream Partners, LP

Registration Statement on Form S-1

File No. 333-220430

Ladies and Gentlemen:

Howard Midstream Partners, LP (the “Company”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) withdraw its Registration Statement on Form S-1 (File No. 333-220430), initially filed publicly on September 12, 2017 (the “Registration Statement”), together with all exhibits and amendments thereto, effective as of the date of this application or as soon as practicable thereafter.

The Company has determined not to pursue a public offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and no securities have been sold in connection with the offering contemplated by the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Company or any successor thereto or affiliate thereof.

If you have any questions regarding this request for withdrawal, please contact our counsel John M. Greer at Latham & Watkins LLP via facsimile at (713) 546-5401 and via email at john.greer@lw.com. Thank you for your assistance in this matter.

* * *

Very truly yours,

Howard Midstream Partners, LP

By:	Howard Midstream Partners GP, LLC,
its general partner

/s/ Scott W. Archer
Scott W. Archer
Senior Vice President and Chief Financial Officer

Cc:	Brett E. Braden, Howard Midstream Partners, LP

John M. Greer, Latham & Watkins LLP